SKANSKA

**Skanska AB**

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07020292

Date
January 2, 2007

Our contact
Marianne Bergström

**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Release published December 28, 2006.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

| Published | Item | Document name | Required by |
|---|---|---|---|
| December 28, 2006 | Press Release | Skanska to constuct research facility for USD 113 M, about SEK 840 M | law and by the listing agreement with Stockholm Stock Exchange |

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

dlw 1/16

SKANSKA

# Press Release

December 28, 2006

## Skanska to construct research facility for USD 113 M, about SEK 840 M

Skanska has secured a contract to provide construction management services to build a new research facility in California, USA. Skanska's share of the contract amounts to USD 113 M, about SEK 840 M, which is included in the order bookings for the fourth quarter 2006.

The customer is a large pharmaceutical company and the work has been awarded to a joint venture between Skanska USA Building and Hathaway Dinwiddie Construction Company. The total value of the contract is USD 175 M, and Skanska's share of that is 65 percent.

Construction of the five-story, 27,000-square-meter building has already begun and completion of the facility is expected by May 2009. All five floors will contain office, research and support areas. The project also includes demolition of an existing research building.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

---

**For further information please contact:**

Tom Crane, Senior Vice President, Communications, Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*